525 E. Big Beaver Road
Suite 300
Troy, MI 48083
tel: 248/619.2800
fax: 248/619.2888
www.syntelinc.com

December 22, 2011

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Syntel, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 3, 2011
Form 8-K filed on October 17, 2011
File No. 000-22903

Dear Mr. Krikorian:

On behalf of Syntel, Inc., a Michigan corporation (the “Company”), I am responding to the Staff’s third comment letter dated December 14, 2011 with respect to the above referenced filings. I have set forth below each question contained in the Staff’s comment letter, followed by our response thereto.

Form 8-K filed on October 17, 2011

1.	We acknowledge your response to prior comment no. 8. Please provide in greater detail a narrative summary of events in chronological order up to the settlement date. As part of this timetable of events, please help us understand the following:

•

It appears that you originally determined that a loss was remote. However, because this matter was ultimately settled at a loss, we assume that your determination of the likelihood of loss evolved from remote to reasonably possible to probable, prior to settlement. Please tell us the basis for your original determination that the loss was remote. In addition, please tell us the specific events that changed your determination from remote to reasonably possible and from reasonably possible to probable, as well as the dates of those events.

•	Please tell us the significant milestones in your settlement negotiations, including the dates and amounts of any settlement offers and counteroffers. Further, please tell us your internal expectations regarding these negotiations, changes to your internal expectations, and the dates of those changes. In addition, please tell us your consideration of these offers / counteroffers and your internal expectations for purposes of: (1) determining the likelihood of loss, (2) estimating the range of loss when you determined that the likelihood of loss was at least reasonably possible, and (3) estimating an accrual when you determined that the likelihood of loss was probable.

•

Please identify for us the parties involved in approving the final settlement (e.g., General Counsel, CFO, CEO, Board of Directors). Please tell us the nature of any expectations communicated to these parties and the dates of those communications. In addition, please tell us when they were notified of the proposed final settlement, and when they approved the proposed final settlement.

•	Please tell us the date of the settlement.

The response to this comment is being voluntarily furnished under separate cover accompanied by a request that the information not be disclosed pursuant to a request under the Freedom of Information Act, 5 U.S.C. 552, and Rule 83 of the Commission’s Regulation Concerning Information and Requests 17 C.F.R. 200.83.

General

2.	We note you have provided the three acknowledgements at the ending of your response letter dated September 13, 2011. These acknowledgements should be signed by a representative of the Company, rather than outside counsel. Please provide these acknowledgements signed by a representative of the Company.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in all Company filings. We understand that neither the staff’s comments nor changes we make to our disclosure in response to staff comments foreclose the Commission from taking any action with respect to our filings and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please feel free to call me at (248) 651-3508 with any questions or if we can be of any assistance in completing your review of these responses.

Very truly yours,

/s/ Daniel M. Moore
Daniel M. Moore,
Chief Administrative Officer, General Counsel and Secretary